Filed Pursuant to Rule 424(b)(3)
Registration No. 333-232425

RREEF PROPERTY TRUST, INC.
SUPPLEMENT NO. 17 DATED FEBRUARY 4, 2022
TO THE PROSPECTUS DATED APRIL 23, 2021

This document supplements, and should be read in conjunction with, our prospectus dated April 23, 2021, as supplemented by Supplement No. 1 dated May 6, 2021, Supplement No. 2 dated May 14, 2021, Supplement No. 3 dated June 4, 2021, Supplement No. 4 dated July 8, 2021, Supplement No. 5 dated August 5, 2021, Supplement No. 6 dated August 18, 2021, Supplement No. 7 dated September 2, 2021, Supplement No. 8 dated October 5, 2021, Supplement No. 9 dated November 8, 2021, Supplement No. 10 dated November 17, 2021, Supplement No. 11 dated November 22, 2021, Supplement No. 12 dated December 6, 2021, Supplement No. 13 dated December 9, 2021, Supplement No. 14 dated December 20, 2021, Supplement No. 15 dated January 5, 2022 and Supplement No. 16 dated January 7, 2022. Unless otherwise defined herein, capitalized terms shall have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•our daily net asset value, or NAV, per share for our common stock for the month of January 2022;
•an update to the Experts section of our prospectus; and
•financial information regarding The Glenn.

Historical NAV per Share

The following table sets forth the NAV per share for the Class A, Class I, Class T, Class D, Class M-I, Class T2 and Class N shares of our common stock on each business day for the month of January 2022. There were no Class S shares of our common stock outstanding during this period.

Date	NAV per Class A Share	NAV per Class I Share	NAV per Class T Share	NAV per Class D Share*	NAV per Class M-I Share	NAV per Class T2 Share	NAV per Class N Share**
January 3, 2022	$16.77	$16.87	$16.81	$16.90	$16.83	$16.76	$16.83
January 4, 2022	$16.78	$16.87	$16.81	$16.91	$16.83	$16.77	$16.83
January 5, 2022	$16.74	$16.84	$16.77	$16.87	$16.80	$16.73	$16.80
January 6, 2022	$16.74	$16.84	$16.77	$16.87	$16.80	$16.73	$16.80
January 7, 2022	$16.72	$16.82	$16.76	$16.85	$16.78	$16.71	$16.78
January 10, 2022	$16.73	$16.82	$16.76	$16.86	$16.78	$16.72	$16.78
January 11, 2022	$16.73	$16.83	$16.76	$16.86	$16.79	$16.72	$16.79
January 12, 2022	$16.74	$16.83	$16.77	$16.87	$16.79	$16.73	$16.79
January 13, 2022	$16.74	$16.84	$16.77	$16.87	$16.80	$16.73	$16.80
January 14, 2022	$16.73	$16.82	$16.76	$16.86	$16.78	$16.72	$16.78
January 18, 2022	$16.72	$16.82	$16.76	$16.85	$16.78	$16.72	$16.78
January 19, 2022	$16.70	$16.80	$16.74	$16.83	$16.76	$16.70	$16.76
January 20, 2022	$16.68	$16.78	$16.72	$16.81	$16.74	$16.68	$16.74
January 21, 2022	$16.68	$16.78	$16.72	$16.81	$16.74	$16.68	$16.74
January 24, 2022	$16.69	$16.78	$16.72	$16.82	$16.74	$16.68	$16.74
January 25, 2022	$16.69	$16.78	$16.72	$16.82	$16.74	$16.68	$16.74
January 26, 2022	$16.79	$16.89	$16.82	$16.92	$16.84	$16.78	$16.85
January 27, 2022	$16.76	$16.86	$16.80	$16.90	$16.82	$16.76	$16.82
January 28, 2022	$16.81	$16.91	$16.84	$16.94	$16.86	$16.80	$16.87
January 31, 2022	$16.83	$16.92	$16.86	$16.95	$16.88	$16.81	$16.88

*Class D shares are currently being offered pursuant to a private placement offering.
**Class N shares are not available for purchase except through our distribution reinvestment plan.

During January 2022, our NAV per share increased approximately 0.2% - 0.3% for each share class. This increase is attributable to an approximate 0.8% increase in the value of our real estate property portfolio and an approximate 8.1% decrease in the value of our real estate securities portfolio.

Purchases and redemptions of shares of our common stock are made in accordance with our policies as set forth in our prospectus. Our NAV per share is posted daily on our website at www.rreefpropertytrust.com and is made available on our toll-free, automated telephone line at (855) 285-0508.

Please refer to “Net Asset Value Calculation and Valuation Guidelines” in our prospectus for important information about how our NAV is determined.

Experts

The following disclosure is added to the “Experts” section of our prospectus.

The Historical Summary of Gross Income and Direct Operating Expenses of The Glenn for the year ended December 31, 2020, and the related notes (Historical Summary), has been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, included herein, and upon the authority of such firm as experts in accounting and auditing. The report related to the Historical Summary described in this paragraph refers to the fact that the Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission and is not intended to be a complete presentation of revenues and expenses.

The Glenn Financial Statements

The prospectus is hereby supplemented with the audited historical financial statements of The Glenn and related pro forma financial information, which is attached to this Supplement No. 17 as Appendix A.

Appendix A
INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
RREEF Property Trust, Inc.:

We have audited the accompanying Historical Summary of Gross Income and Direct Operating Expenses of The Glenn (the Property) for the year ended December 31, 2020, and the related notes (the Historical Summary).

Management’s Responsibility for the Historical Summary

Management is responsible for the preparation and fair presentation of the Historical Summary in accordance with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the Historical Summary that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on the Historical Summary based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Historical Summary is free from material misstatement. An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the Historical Summary. The procedures selected depend on the auditors’ judgment, including the assessment of the risks of material misstatement of the Historical Summary, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the Historical Summary in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the Historical Summary.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the Historical Summary referred to above presents fairly, in all material respects, the gross income and direct operating expenses described in Note 2 for the year ended December 31, 2020, in accordance with U.S. generally accepted accounting principles.

Emphasis of Matter

We draw attention to Note 2 to the Historical Summary, which describes that the accompanying Historical Summary was prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (for inclusion in the filing of Form 8-K/A of RREEF Property Trust, Inc.) and is not intended to be a complete presentation of the Property's revenues and expenses. Our opinion is not modified with respect to this matter.

/s/ KPMG LLP

Chicago, Illinois
February 1, 2022

The Glenn

Historical Summary of Gross Income and Direct Operating Expenses

For the Nine Months Ended September 30, 2021 (unaudited)
and Year Ended December 31, 2020
(in thousands)

	Nine Months Ended September 30, 2021 (unaudited)	Year Ended December 31, 2020
Gross income:
Base rental income	$4,373	$5,794
Tenant reimbursements and other income	451	619
Total gross income	4,824	6,413
Direct operating expenses:
Property operating	1,172	1,707
Real estate tax	437	575
Insurance	114	79
Total direct operating expenses	1,723	2,361
Excess of gross income over direct operating expenses	$3,101	$4,052

See accompanying notes to historical summary of gross income and direct operating expenses.

The Glenn

Notes to Historical Summary of Gross Income and Direct Operating Expenses
For the Nine Months Ended September 30, 2021 (unaudited)
and Year Ended December 31, 2020
(dollar amounts in thousands)

NOTE 1 — BUSINESS

On November 19, 2021, RREEF Property Trust, Inc. (the "Company") acquired The Glenn, a 306-unit multifamily community with 274,688 rentable square feet in Centennial, Colorado (the "Property"). The purchase price for the Property was $128,500, exclusive of closing costs. The Property contains one building with a parking garage. All leases in The Glenn are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Glenn is managed by a third-party manager.

NOTE 2 — BASIS OF PRESENTATION

Basis of presentation

The Historical Summary of Gross Income and Direct Operating Expenses ("Historical Summary") has been prepared for the purpose of complying with the rules and regulations of the Securities and Exchange Commission (the "SEC") and is not intended to be a complete presentation of the Property's revenues and expenses.

The unaudited Historical Summary for the nine months ended September 30, 2021 contains, in the opinion of management, all adjustments necessary for a fair presentation of the interim statement. All such adjustments are of a normal and recurring nature. The Historical Summary for the nine months ended September 30, 2021 is not necessarily indicative of the expected results for the entire year ended December 31, 2021.

Direct operating expenses include only those expenses expected to be comparable to the proposed future operations of the Property. Accordingly, expenses such as interest, depreciation and certain landlord costs are excluded.

Revenue recognition

Base rental revenues are recognized on a contractual basis over the terms of the respective leases. Tenant reimbursement revenue is recognized as the related expenses are incurred and become recoverable from tenants. Other income consists primarily of pet fees, parking fees and lease cancellation fees.

Use of estimates

The Historical Summary has been prepared on the accrual basis of accounting and requires management of the Property to make estimates and assumptions that affect the reported amounts of the revenues and expenses during the reporting period. Actual results may differ from those estimates.

The Historical Summary is being presented for the most recent year available instead of the three most recent years based on the following factors: (1) the Property was acquired from an unaffiliated party; and (2) based on due diligence of the Property conducted by the Company, except as disclosed in these Notes to the Historical Summary of Gross Income and Direct Operating Expenses, management is not aware of any material factors relating to the Property that would cause this financial information not to be indicative of future operating results.

NOTE 3 — GROSS INCOME

The Property is a multifamily apartment property with a variety unit types and floor plans. All resident leases are generally one year in duration and classified as operating leases. The Property was 95.7% occupied (unaudited) as of September 30, 2021. Additional information about the units (unaudited) is below:

The Glenn

Notes to Historical Summary of Gross Income and Direct Operating Expenses
For the Nine Months Ended September 30, 2021 (unaudited)
and Year Ended December 31, 2020
(dollar amounts in thousands)

Unit Type	Number of Units	Average Unit SF	Total Square Footage	Monthly in-place rents at December 31, 2020	Monthly in-place rents at September 30, 2021
Studio	54	609	32,910	$67	$72
1 Bed / 1 Bath	150	784	117,637	209	228
2 Bed / 2 Bath	92	1,182	108,716	173	188
3 Bed / 2 Bath	10	1,543	15,425	28	27
Total / Average	306	898	274,688	$477	$515

NOTE 4 — MANAGEMENT FEES

The Property has a monthly management fee in place equal to 2.5% of cash collected, as defined. Additionally, the management agreement provides for the reimbursement of certain direct costs, including on-site management costs incurred in operating the Property. Management fee expenses during the nine months ended September 30, 2021 and the year ended December 31, 2020 were $119 (unaudited) and $158, respectively, and are included within property operating expenses in the accompanying Historical Summary.

NOTE 5 — SUBSEQUENT EVENTS

Subsequent events were evaluated from December 31, 2020 through February 1, 2022, the date on which the Historical Summary was issued.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2021
(unaudited, in thousands, except share and per share data)

The accompanying unaudited Pro Forma Consolidated Balance Sheet of the Company as of September 30, 2021 reflects adjustments for the completed acquisition and related transactions.

The Pro Forma Consolidated Balance Sheet assumes all of the following occurred on September 30, 2021:

•The acquisition of The Glenn for $128,500, excluding closing costs;
•The borrowing of a secured, fully non-recourse loan for $66,000 from Massachusetts Mutual Life Insurance Company;
•The additional net borrowing of $53,000 from the Company's line of credit with Wells Fargo Bank, at the average interest rate in effect during the period presented; and
•Additional capital raised of $3,061, all of which was raised subsequent to September 30, 2021 and before closing of the acquisition.

This Pro Forma Consolidated Balance Sheet should be read in conjunction with the Company’s historical financial statements and notes thereto for the quarter ended September 30, 2021, as contained in the Company's Quarterly Report on Form 10-Q. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Balance Sheet is presented for illustrative purposes only and is not necessarily indicative of what the actual financial position would have been had the transactions described above occurred on September 30, 2021, nor does it purport to represent the future financial position of the Company.

	Historical (as reported)	The Glenn		Pro Forma
ASSETS
Investment in real estate assets:
Land	$124,860	$10,309	(a)	$135,169
Buildings and improvements, less accumulated depreciation of $33,196 and $28,371, respectively	157,236	111,908	(a)	269,144
Furniture, fixtures and equipment, less accumulated depreciation of $530 and $460, respectively	212	3,125	(a)	3,337
Acquired intangible lease assets, less accumulated amortization of $33,967 and $29,997, respectively	29,724	3,297	(a)	33,021
Total investment in real estate assets, net	312,032	128,639		440,671
Investment in marketable securities	28,269	—		28,269
Total investment in real estate assets and marketable securities, net	340,301	128,639		468,940
Cash and cash equivalents	6,164	(6,164)	(b)	—
Receivables, net of allowance for doubtful accounts of $20 and $56, respectively	6,444	—		6,444
Deferred leasing costs, net of amortization of $1,456 and $1,146, respectively	2,555	—		2,555
Prepaid and other assets	1,638	1	(d)	1,639
Total assets	$357,102	$122,476		$479,578
LIABILITIES AND STOCKHOLDERS' EQUITY
Line of credit, net	$34,620	$53,000	(c)	$87,620
Mortgage loans payable, net	125,325	65,817	(c)	191,142
Accounts payable and accrued expenses	3,469	503	(d)	3,972
Due to affiliates	19,455	—		19,455
Note to affiliate, net of unamortized discount of $687 and $817, respectively	4,696	—		4,696
Acquired below market lease intangibles, less accumulated amortization of $5,875 and $5,224, respectively	12,690	—		12,690
Distributions payable	565	—		565

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2021
(unaudited, in thousands, except share and per share data)

Other liabilities	1,832	95	(d)	1,927
Total liabilities	202,652	119,415		322,067
Stockholders' Equity:
Preferred stock, none issued	—	—		—
Class A common stock, 3,897,354 and 3,631,999 issued and outstanding, respectively	39	—		39
Class D common stock, 1,621,423 and 697 issued and outstanding, respectively	16	—		16
Class I common stock, 11,868,429 and 10,561,139 issued and outstanding, respectively	119	2	(e)	121
Class M-I common stock, 60,334 and none issued and outstanding, respectively	—	—		—
Class N common stock, 89,404 and 26,646 issued and outstanding, respectively	1	—		1
Class S common stock, none issued	—	—		—
Class T common stock, 968,015 and 961,750 issued and outstanding, respectively	10	—		10
Class T2 common stock, 65,693 and none issued and outstanding, respectively	—	—		—
Class Z common stock, none issued	—	—		—
Additional paid-in capital	219,157	3,059	(e)	222,216
Deficit	(64,892)	—		(64,892)
Total stockholders' equity	154,450	3,061		157,511
Total liabilities and stockholders' equity	$357,102	$122,476		$479,578

The accompanying notes are an integral part of this pro forma consolidated balance sheet.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED BALANCE SHEET
September 30, 2021
(unaudited, dollar amounts in thousands)
NOTE 1 — ACQUISITION

On November 19, 2021, RREEF Property Trust, Inc. (the "Company") acquired The Glenn, a 306-unit luxury multifamily community with 274,688 rentable square feet in Centennial, Colorado (the "Property"). The purchase price for the Property was $128,500, exclusive of closing costs. The Property contains one building with a parking garage. All leases in The Glenn are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Glenn is managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)Reflects the purchase price allocation for the acquisition of The Glenn including $139 of acquisition costs that are capitalized because the transaction was determined to be an asset acquisition.

(b)Reflects utilization of existing cash to close the acquisition.

(c)Reflects the net borrowing of $53,000 under the Company's line of credit and a secured, fully non-recourse loan for $66,000, net of $183 of deferred financing costs.

(d)Reflects prepaid assets and liabilities assumed upon acquisition, which primarily related to prepaid rents, accrued real estate taxes and security deposits.

(e)Reflects additional capital required to close the acquisition. Such capital was raised subsequent to September 30, 2021 and prior to closing the acquisition.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2021
(unaudited, in thousands, except per share data)

The accompanying unaudited Pro Forma Consolidated Statement of Operations of the Company for the nine months ended September 30, 2021 are based on the Historical Consolidated Statement of Operations of the Company adjusted for the completed acquisition and related transactions.

The Pro Forma Consolidated Statement of Operations for the nine months ended September 30, 2021 assumes all of the following occurred on January 1, 2020:

•The acquisition of The Glenn for $128,500, excluding closing costs;
•The borrowing of a secured, fully non-recourse loan for $66,000 from Massachusetts Mutual Life Insurance Company; and
•The additional net borrowing of $53,000 from the Company's line of credit with Wells Fargo Bank, at the average interest rate in effect during the period presented.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company’s historical financial statements and notes thereto for the nine months ended September 30, 2021, as contained in the Company’s Quarterly Report on Form 10-Q. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on January 1, 2020, nor does it purport to represent the future results of operations of the Company.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2021
(unaudited, in thousands, except per share data)

	Historical - Nine months ended September 30, 2021 (as reported)	The Glenn		Pro Forma
Revenues
Property related income	$24,444	$4,824	(a)	$29,268
Investment income on marketable securities	490	—		490
Total revenues	24,934	4,824		29,758
Expenses
General and administrative expenses	1,475	—		1,475
Property operating expenses	6,852	1,723	(a)	8,575
Advisory fees	5,221	—		5,221
Depreciation	4,895	3,530	(b)	8,425
Amortization	4,113	—	(b)	4,113
Total operating expenses	22,556	5,253		27,809
Net realized gain upon sale of marketable securities	2,534	—		2,534
Net unrealized change in fair value of investment in marketable securities	2,416	—		2,416
Operating income	7,328	(429)		6,899
Interest expense	(4,833)	(2,208)	(c)	(7,041)
Net income (loss)	$2,495	$(2,637)		$(142)
Basic and diluted net income (loss) per share of Class A common stock	$0.16			$—
Basic and diluted net income (loss) per share of Class I common stock	$0.15			$(0.01)
Basic and diluted net income (loss) per share of Class T common stock	$0.15			$(0.01)
Basic and diluted net income (loss) per share of Class D common stock	$0.15			$(0.01)
Basic and diluted net income (loss) per share of Class N common stock	$0.15			$(0.01)
Basic and diluted net income (loss) per share of Class M-I common stock	$0.06			$(0.11)
Basic and diluted net income (loss) per share of Class T2 common stock	$0.06			$(0.10)

The accompanying notes are an integral part of this pro forma consolidated statement of operations.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Nine Months Ended September 30, 2021
(unaudited, in thousands except square foot data)

NOTE 1 — ACQUISITION

On November 19, 2021, RREEF Property Trust, Inc. (the "Company") acquired The Glenn, a 306-unit luxury multifamily community with 274,688 rentable square feet in Centennial, Colorado (the "Property"). The purchase price for the Property was $128,500, exclusive of closing costs. The Property contains one building with a parking garage. All leases in The Glenn are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Glenn is managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)Reflects the operating results of the property from the Historical Summary.

(b)Pro forma adjustments for depreciation expense and amortization expense related to allocation of the purchase price to building and improvements, furniture, fixtures and equipment and acquired intangible lease assets in accordance with ASC 805. Residential building and improvements are depreciated over 27.5 years on a straight-line basis. Furniture, fixtures and equipment are depreciated over seven years using the double declining balance method. Amounts allocated to acquired intangible lease assets are amortized over the remaining term of the leases, which resulted in complete amortization during the year ended December 31, 2020.

(c)Pro forma adjustments for (1) interest expense on the additional net borrowing of $53,000 on the Company's Wells Fargo line of credit as of January 1, 2020 at an effective interest rate of 1.74%, which is the average rate of the one-month LIBOR for the nine months ended September 30, 2020 plus a spread of 1.63%, and which is a close approximation of the actual interest rates in effect during the first three quarters of 2021, (2) interest expense on the origination of a $66,000 secured, fully non-recourse loan with Massachusetts Mutual Life Insurance Company as of January 1, 2020 at a fixed interest rate of 3.02% for the first three quarters of 2021, and (3) amortization of the associated $183 of deferred financing costs over the term of the Massachusetts Mutual Life Insurance Company loan of 7 years.

The actual interest rate on the additional borrowing of $53,000 on The Glenn acquisition date of November 19, 2021 was 1.68%. If this interest rate had been used in the pro forma consolidated statement of operations for the nine months ended September 30, 2021, the interest expense adjustment would have been approximately $25 lower.

RREEF PROPERTY TRUST, INC.
PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(unaudited, in thousands, except per share data)

The accompanying unaudited Pro Forma Consolidated Statement of Operations of the Company for the year ended December 31, 2020 is based on the Historical Consolidated Statement of Operations of the Company adjusted for the completed acquisition and related transactions.

The Pro Forma Consolidated Statement of Operations for the year ended December 31, 2020 assumes all of the following occurred on January 1, 2020:

•The acquisition of The Glenn for $128,500, excluding closing costs;
•The borrowing of a secured, fully non-recourse loan for $66,000 from Massachusetts Mutual Life Insurance Company; and
•The additional net borrowing of $53,000 from the Company's line of credit with Wells Fargo Bank, at the average interest rate in effect during the period presented.

This Pro Forma Consolidated Statement of Operations should be read in conjunction with the Company’s historical financial statements and notes thereto for the year ended December 31, 2020, as contained in the Company’s Annual Report on Form 10-K. In the opinion of the Company’s management, all material adjustments necessary to reflect the effects of the preceding transactions have been made. The unaudited Pro Forma Consolidated Statement of Operations is presented for illustrative purposes only and is not necessarily indicative of what the actual results of operations would have been had the transactions described above occurred on January 1, 2020, nor does it purport to represent the future results of operations of the Company.

	Historical - Year ended December 31, 2020 (as reported)	The Glenn		Pro Forma
Revenues
Property related income	$31,730	$6,413	(a)	$38,143
Investment income on marketable securities	646	—		646
Total revenues	32,376	6,413		38,789
Expenses
General and administrative expenses	1,887	—		1,887
Property operating expenses	8,580	2,361	(a)	10,941
Advisory fees	2,163	—		2,163
Depreciation	7,059	4,962	(b)	12,021
Amortization	5,774	3,297	(b)	9,071
Total operating expenses	25,463	10,620		36,083
Net realized loss upon sale of marketable securities	(2,363)	—		(2,363)
Net unrealized change in fair value of investment in marketable securities	788	—		788
Operating income	5,338	(4,207)		1,131
Interest expense	(7,164)	(3,205)	(c)	(10,369)
Net loss	$(1,826)	$(7,412)		$(9,238)
Basic and diluted net loss per share of Class A common stock	$(0.12)			$(0.61)
Basic and diluted net loss per share of Class I common stock	$(0.12)			$(0.61)
Basic and diluted net loss per share of Class T common stock	$(0.12)			$(0.61)
Basic and diluted net loss per share of Class D common stock	$(0.12)			$(0.61)
Basic and diluted net loss per share of Class N common stock	$(0.12)			$(0.61)

The accompanying notes are an integral part of this pro forma consolidated statement of operations.

RREEF PROPERTY TRUST, INC.
NOTES TO PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
For the Year Ended December 31, 2020
(unaudited, in thousands except square foot data)

NOTE 1 — ACQUISITIONS

On November 19, 2021, RREEF Property Trust, Inc. (the "Company") acquired The Glenn, a 306-unit luxury multifamily community with 274,688 rentable square feet in Centennial, Colorado (the "Property"). The purchase price for the Property was $128,500, exclusive of closing costs. The Property contains one building with a parking garage. All leases in The Glenn are modified gross leases obligating the tenants to pay their share of certain common area costs as defined in each respective lease. The Glenn is managed by a third party manager.

NOTE 2 — PRO FORMA ADJUSTMENTS

(a)Reflects the operating results of the property from the Historical Summary.

(b)Pro forma adjustments for depreciation expense and amortization expense related to allocation of the purchase price to building and improvements, furniture, fixtures and equipment and acquired intangible lease assets in accordance with ASC 805. Residential building and improvements are depreciated over 27.5 years on a straight-line basis. Furniture, fixtures and equipment are depreciated over seven years using the double declining balance method. Amounts allocated to acquired intangible lease assets are amortized over the remaining term of the leases, which resulted in complete amortization for the year ended December 31, 2020.

(c)Pro forma adjustments for (1) interest expense on the additional net borrowing of $53,000 on the Company's Wells Fargo line of credit as of January 1, 2020 at an effective interest rate of 2.24%, which is the average rate of the one-month LIBOR for the year ended December 31, 2020 plus a weighted average spread of 1.66%, and which is a close approximation of the actual interest rates in effect during the year ended December 31, 2020, (2) interest expense on the origination of a $66,000 secured, fully non-recourse loan with Massachusetts Mutual Life Insurance Company as of January 1, 2020 at a fixed interest rate of 3.02%, and (3) amortization of the associated $183 of deferred financing costs over the term of the Massachusetts Mutual Life Insurance Company loan of 7 years.

The actual interest rate on the additional net borrowing of $53,000 on The Glenn acquisition date of November 19, 2021 was 1.68%. If this interest rate had been used in the pro forma consolidated statement of operations for the year ended December 31, 2020, the interest expense adjustment would have been approximately $296 lower.